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                             January 12, 2021

       Stefan Dubs
       President
       Streetex Corp.
       Handelstr 1
       Linkenheim-Hochstetten, Germany 76351

                                                        Re: Streetex Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 23,
2020
                                                            File No. 333-249576

       Dear Mr. Dubs:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2020 letter.

       Amendment No. 1 to Form S-1 filed December 23, 2020

       Prospectus Summary, page 6

   1. We note your response to our prior comment 1. We continue to believe, based on your minimal operations and
minimal assets, that you are a shell company. We note in this regard that you do not
identify any concrete activities of the company beyond preparatory activities, and that it
appears from your response that there has been no concrete progress in the implementation
of your business plan since your original filing. Please revise to identify the company as
a shell company and caution investors as to the highly illiquid nature of an investment
in the company  s shares. Refer to Exchange Act Rule 12b-2.
                                                        Discuss the resale
limitations of Rule 144(i) in the filing.
 Stefan Dubs
FirstName  LastNameStefan Dubs
Streetex Corp.
Comapany
January 12,NameStreetex
            2021        Corp.
January
Page  2 12, 2021 Page 2
FirstName LastName
Plan of Distribution, page 27

2. We note your revised disclosure in response to our prior comment 6 that "Mr. Dubs, our sole officer and director, will sell the shares within the European Union (EU) countries
         (Germany, Austria, Czech Republic, France, Poland and others)." Please revise your disclosure to address applicable regulatory requirements under EU law related to your sale of securities registered in the United States to investors resident in EU countries.
      You may contact Scott Anderegg at 202-551-3342 or Jacqueline Kaufman at 202-551-
3797 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services